Exhibit 99.1

Li Auto Inc. Announces Equity Financing for Its Chip Business

October 16, 2026

BEIJING, China, October 16, 2026 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced that Shanghai Mahe Xin Technology Co., Ltd. (“MHX Technology”), a subsidiary of the Company dedicated to its chip and domain controller business, entered into subscription agreements for equity financing totaling RMB1.625 billion (the “Subscription”). The Company, through a wholly-owned subsidiary, and external investors including Hangzhou Jingtao, Lanchi Ventures, Huaye Tiancheng and MiraclePlus (the “Investors”) will invest RMB1.0 billion and RMB625 million respectively.

In addition, Hangzhou Jingtao Additional Investor has been granted a right (“Hangzhou Jingtao Subscription Right”), on a one-off basis on or before December 31, 2026, to invest in MHX Technology at the same price per unit of increased registered capital as that under the Subscription, for an aggregate consideration of not more than RMB500 million.

In connection with the Subscription, MHX Technology will adopt two share incentive plans to provide incentives to its valuable employees and key contributors.

Li Auto will continue to control and consolidate MHX Technology’s financial results following the financing. Assuming full utilization of both incentive plans and full exercise of the Hangzhou Jingtao Subscription Right, the Company, the Investors, and certain entities to administer MHX Technology’s share incentive plans expect to hold approximately 74.01%, 6.58%, and 19.41% equity interest in MHX Technology, respectively.

The establishment of MHX Technology as a dedicated platform for the chip and domain controller business positions it to capitalize on broader industrial opportunities, particularly in non-automotive sectors, and realize enhanced economies of scale. In addition, the Subscription provides MHX Technology with substantial capital to advance its R&D and commercialization efforts, while the share incentive plans will attract, motivate and retain key talents, aligning participants’ interests with the long-term growth of the business.

Completion of the financing is subject to customary closing conditions. Further details are available in the Company’s announcement published on the website of The Stock Exchange of Hong Kong Limited on October 16, 2026.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Be Proactive, Change the World. Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer in successfully commercializing extended-range electric vehicles in China. While firmly advancing along this technological route, it builds platforms for battery electric vehicles in parallel. The Company leverages technology to create value for users. It concentrates its in-house development efforts on proprietary range extension systems, innovative electric vehicle technologies, and smart vehicle solutions. The Company started volume production in November 2019. It offers high-tech flagship family MPVs, Li L series extended-range electric SUVs, and Li i series battery electric SUVs. The Company will continue to expand its product lineup to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles and high-power charging battery electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

Christensen Advisory

Tel: +86-10-5900-1548

Email: Li@christensencomms.com